

April 22, 2014

<u>**Via E-mail**</u>

John Mark Ramsey
President and Chief Executive Officer
Sentio Healthcare Properties, Inc.
189 S. Orange Ave, Suite 1700
Orlando, Florida 32801

RE: **Sentio Healthcare Properties, Inc.**
      Schedule TO-I filed April 10, 2014
      File No. 5-86618

Dear Mr. Ramsey:

We have reviewed the above-captioned filing and have the following comments. Where indicated, the Schedule TO should be amended in response to these comments. If you disagree, we will consider the explanation as to why a comment is inapplicable or a revision is not necessary. In some of our comments, we may ask for information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO | Cover Page

1. Notwithstanding Sentio's acknowledgement that it was required to sign the Schedule TO, and narrative disclosure within the Offer to Purchase that it is offering to purchase tendered securities, Sentio has not been identified as an offeror on the cover page. Please revise the cover page to add Sentio as an offeror together with Sentinel. Refer to Instruction K.1.

Item 13 of Schedule TO

2. Rule 13e-3(a)(3) defines a Rule 13e-3 transaction to include a series of transactions that are reasonably likely or are undertaken with a purpose to produce one of the two effects specified in Rule 13e-3(a)(3)(ii). Given that 32.8% of the subject class is being sought, provide us with a legal analysis explaining whether the instant tender offer transaction is the first step in a series that results in the application of Rule 13e-3. Specifically address the admission made in the Offer to Purchase that the potential for a change of control exists due in part to the KKR Investor's possible possession of 67.8% of Sentio's voting stock.

Exhibit 99(A)(1)(B) | Offer to Purchase - Miscellaneous

3. We noticed the statement that neither Sentio nor its board of directors makes any
    recommendation with respect to a decision whether or not to tender securities. We note,
    however, the identification of the KKR Investor, as defined in your filing, as a potential
    bidder with the meaning of Rule 14d-1(g)(2) and corresponding inclusion of the KKR
    Investor on the cover page of the Schedule TO as an Offeror as required by Instruction K.1.
    Notwithstanding the recognition of the KKR Investor as a third party bidder, an EDGAR
    header tag error appears to have occurred given the duplicate filing designation of SC TO-I.
    Given that the Schedule TO should have been filed on behalf of the KKR Investor with a SC
    TO-T header tag, Sentio is obligated to provide a response pursuant to Rule 14e-2. Because
    Rule 14d-9(g) defines this response as a solicitation for purposes of Rule 14d-9, Sentio will
    need to file a Schedule 14D-9 pursuant to Rule 14d-9(b). Please confirm for us that Sentio,
    when it re-submits the Schedule TO, will comply with all applicable regulatory requirements
    under Section 14(d)(4) and Rule 14d-9, as well as all disclosure requirements in Schedule
    14D-9. Note that Instruction D to Schedule 14D-9 permits information to be incorporated by
    reference in answer or partial answer to items.

Closing Comments

Please amend the filing to comply with our comments. If you do not agree with a
comment, please tell us why in your response. If the information you provide in response to our
comments materially changes the information already provided to security holders, disseminate
the revised materials in a manner reasonably calculated to inform them of the new information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the offerors are in possession of all facts relating to its
disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement
from an authorized representative of Sentio Healthcare Properties, Inc. acknowledging that:

- Sentio is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in the filing
  reviewed by the staff do not foreclose the Commission from taking any action with
  respect to the filing; and

- Sentio may not assert staff comments as a defense in any proceeding initiated by the
  Commission or any person under the federal securities laws of the United States.

In addition, please be advised the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions to me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Robert H. Bergdolt, Esq.
Damon M. McLean, Esq.
DLA Piper LLP (US)